Filed by Green Growth Brands Inc. (formerly Xanthic Biopharma Inc.)

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aphria Inc. (SEC File No.: 001-38708)

Green Growth Brands Announces Intention to Launch Takeover Bid for Aphria Inc.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES.

•	Offer valued at C$11.00 per Aphria share

•	Significant and compelling 45.5% premium to Aphria’s closing price on December 24, 2018

•	C$300 million concurrent financing in Green Growth at C$7.00 per share

•	Creates the only large-scale operator to bridge U.S. and Canadian markets; no other Canadian LP operates at scale in both markets

COLUMBUS, OH, December 27, 2018 – Xanthic Biopharma Inc. doing business as Green Growth Brands Ltd. (“Green Growth”) (CSE: GGB) announced today that it currently intends to make an offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Aphria Shares”) of Aphria Inc. (“Aphria” or the “Company”) (TSX: APHA and NYSE: APHA) which it does not already own.

The Offer will provide Aphria shareholders with 1.5714 common shares of Green Growth (the “Green Growth Shares”) for each Aphria Share and represents premiums of 45.5% over Aphria’s closing price on the Toronto Stock Exchange (the “TSX”) on December 24, 2018 and 46.0% over Aphria’s volume weighted average price on the TSX for the last 10 trading days ended December 24, 2018. The Offer values Aphria at approximately C$2.8 billion (US$2.1 billion) based on a valuation of C$7.00 per share for Green Growth Shares.

“We believe our offer will create value for both Aphria and Green Growth shareholders. We are confident that the significant premium we are offering and the opportunity to participate in the growth of a stronger, combined company are so compelling that we are taking our offer directly to Aphria’s shareholders. Together, we can unleash synergies between our teams, assets and geographies, forming a combined enterprise that will accelerate our collective growth strategies in Canada, the U. S. and overseas,” said Peter Horvath, CEO of Green Growth.

Green Growth expects to complete a concurrent brokered financing of C$300 million, at a price per share of C$7.00, to both illustrate confidence in the value of the consideration under the Offer and to fund the business growth of the combined entity. Green Growth expects that certain of its existing shareholders will commit to backstop the C$300 million financing concurrently with the execution of a business combination agreement with Aphria or the take up of shares under the anticipated Offer.

Prior to announcing its intention to take the Offer directly to shareholders, Green Growth engaged Aphria’s board to attempt to negotiate a friendly business combination that included, among other things, a very short exclusivity period to allow both parties to seriously consider the combination; a full go-shop provision in favor of Aphria; and the preservation of Aphria’s management and commitment to board representation at the combined company. Aphria’s shareholders should be aware that Green Growth offered that upon a friendly business combination with support from Aphria’s board, Green Growth would invest C$50 million in equity at an Aphria per share value of C$11.00.

Why a Combined Green Growth and Aphria is Better for Shareholders

Combining Aphria with Green Growth is the fastest way to create significant value for shareholders of both companies. The combined entity:

Creates an Unparalleled North American Player with Canadian and U.S. Operations. Aphria has a large footprint in Canada and supply agreements with all provinces and the Yukon Territory and strong strategic partnerships establishing wholesale supply agreements. Green Growth operates vertically integrated cannabis operations including cultivation, manufacturing and retail assets in Nevada, including recently being awarded seven retail cannabis dispensary licenses. Together, the pro forma company will have a strong foundation, extensive retail relationships and infrastructure to capture significant future growth as international markets evolve.

Increases Scale, Footprint, and Creates the Preeminent U.S. Consolidator. The combined company will be the largest U.S. operator by market capitalization and the only North American cannabis operator.

Combines Aphria’s Cultivation and Production Capacity with Green Growth’s Retail Strength. The combined company will marry Aphria’s low-cost cultivation and near-term production capacity with Green Growth’s vast retail know-how to capture market share while maintaining lean margins. Aphria’s current cash cost per gram is C$1.30 and is expected to further decrease to C$0.95 per gram with projected annual capacity of over 250,000 kg by early 2019 (Aphria Q1 2019 Investor Presentation dated October 11, 2018). Green Growth’s strong management team has a proven track record of delivering at the retail level and is already operating a best-in-class dispensary in Las Vegas.

Poised to Benefit from Transformational Cannabis-Related Regulatory Changes in the World’s Largest Cannabis Market. Green Growth will soon be rolling out a consumer-focused line of CBD products, initially focused on topicals and balms, and is well-positioned to benefit from further pro-cannabis U.S. regulation in the near-to-medium term.

Unites Best-in-Class Management Teams: Aphria’s Pharmaceutical and Greenhouse Operational Experience and Green Growth’s Proven Retail Expertise. Aphria’s team is comprised of veterans in the greenhouse industry and proven operators of large pharmaceutical companies. Green Growth’s CEO held senior positions at a number of well-known retailers including Designer Shoe Warehouse Inc. and L Brands Inc. (Victoria’s Secret). Additionally, Green Growth’s largest shareholder, the Schottenstein family, has deep relationships in the retail sector.

Benefits to Aphria Shareholders

While Aphria shareholders may be discouraged by recent events and having seen their investment significantly impacted, they should be aware of the immediate benefits of the Offer and reasons to tender:

•	Significant and immediate 45.5% premium to market price.

•	Meaningful ownership position in a combined entity that is poised for further growth.

•	Potential for further downward share price impact if the Offer is not accepted.

Green Growth believes it already has support for the Offer from Aphria shareholders holding approximately 10% of the outstanding Aphria Shares. Green Growth has additionally acquired a meaningful toehold position in Aphria.

It is expected that following the Offering Green Growth will continue to be listed on the Canadian Securities Exchange under the symbol GGB.

Questions? Need more help? Aphria shareholders should contact Kingsdale Advisors, the information agent and depositary for the Offer, at 1-866-851-3214 (North American Toll-Free Number) or +1-416-867-2272 (Outside North America) or via email at contactus@kingsdaleadvisors.com.

Intention to Make an Offer

Full details of the Offer are expected to be set out in the formal Offer and take-over bid circular which is expected to be mailed to Aphria shareholders, a copy of which is expected to be available at www.sedar.com under Aphria’s profile. Green Growth expects to formally commence the Offer and mail the Offer and take-over bid circular to Aphria shareholders over the coming weeks.

Readers are cautioned that Green Growth may determine not to make the Offer if (i) Aphria implements or attempts to implement defensive tactics in relation to the Offer, (ii) Green Growth uncovers or its contemplated funding sources uncover or otherwise identify information suggesting that the business, affairs, prospects or assets of Aphria have been impaired or uncovers or otherwise identifies other undisclosed material adverse information concerning Aphria or (iii) Aphria determines to engage with Green Growth to negotiate the terms of a combination transaction and Aphria and Green Growth determine to undertake that transaction utilizing a structure other than a take-over bid such as a plan of arrangement. Accordingly, there can be no assurance that the Offer will be made or that the final terms of the Offer will be as set out in this news release. In addition, the contemplated consummation of a concurrent brokered financing of C$300 million, at a price per share of C$7.00, and the contemplated backstop commitment in that regard, are subject to a variety of contingencies and conditions, including satisfactory completion of customary due diligence as to both Aphria and Green Growth, agreement on mutually agreeable definitive documentation, and other customary undertakings and conditions. No binding commitment of any kind has yet been made in this regard, and readers should not assume any such commitment will be made unless and until reflected in a binding instrument agreed by the contemplated funding sources, which cannot and should not be assumed or assured.

The Offer will be undertaken in accordance with National Instrument 62-104 – Take-Over Bids and Issuer Bids and will be subject to a number of customary conditions, including: (i) there being deposited under the Offer, and not withdrawn, at least 66 2/3% of the outstanding Aphria Shares (calculated on a fully diluted basis), excluding Aphria Shares held by Green Growth; (ii) receipt of all governmental, regulatory, stock exchange and third party approvals that Green Growth considers necessary or desirable in connection with the Offer; (iii) there being no legal prohibition against Green Growth making the Offer or taking up and paying for the Aphria Shares; (iv) Aphria not having adopted or implemented a shareholder rights plan, disposed of any assets, incurred any material debts, implemented any changes in its capital structure or otherwise implemented or attempted to implement a defensive tactic; (v) no material adverse change having occurred in the business, affairs, prospects or assets of Aphria; (v) Green Growth not becoming aware of Aphria having made any untrue statement of a material fact or omitting to state a material fact that is required to be made to any securities regulatory authority; (vi) approval by the shareholders of Green Growth in accordance with the policies of the Canadian Securities Exchange; and (vii) the statutory minimum condition that 50% of the Aphria Shares having been tendered to the Offer, excluding Aphria Shares held by or over which control is exercised by Green Growth (which cannot be waived). If the Offer proceeds, Green Growth expects to call during the first quarter of 2019 a meeting of its shareholders to consider a resolution to approve the issuance of the Green Growth Shares in connection with the Offer. Green Growth expects the Offer, when made, will remain open for an acceptance period of at least 105 days from the date of mailing its take-over bid circular. It is within the power of the Board of Directors of Aphria to significantly shorten this minimum bid period, allowing shareholders to receive the benefits of Green Growth’s offer in only 35 days. Shareholders of the Company are encouraged to contact Aphria and to urge management and the Board to allow Green Growth’s takeover bid to proceed in the minimum time frame allowed.

Advisors

Green Growth Brands has retained Canaccord Genuity as its financial advisor, Norton Rose Fulbright Canada LLP as its legal advisor, and Kingsdale Advisors as its strategic shareholder and communications advisor and depositary.

About Green Growth Brands
Green Growth brands expects to dominate the cannabis and CBD market with a portfolio of emotion-driven brands that people love. Led by renowned retailer Peter Horvath, the GGB team is full of retail renegades with decades of experience building successful brands. Join the movement at GreenGrowthBrands.com.

Media Contact:

Ian Robertson
Executive Vice President, Communication Strategy
Kingsdale Advisors
Direct: 416-867-2333
Cell: 647-621-2646
Email: irobertson@kingsdaleadvisors.com

Cautionary Statement in Forward-Looking Information

This press release contains certain statements and information which constitute “forward-looking information” within the meaning of applicable securities laws. Wherever possible, forward-looking information can be identified by the expressions "seeks", "expects", "believes", "estimates", "will", “plans”, “may”, “believes”, “anticipates,” "target" and similar expressions (or the negative of such expressions). The forward-looking statements are not historical facts, but reflect the current expectations of Green Growth regarding future results or events and are based on information currently available to it. The forward-looking events and circumstances discussed in this release include, but are not limited to, (i) the Offer, the terms of the Offer and the anticipated timing of commencement of the Offer, (ii) the benefit of the Offer to both Green Growth and the Company, including the creation of wealth and value and the synergies that may be created by the Offer, (iii) the C$300 financing, its timing and terms, (iv) expectations regarding the ownership, management, operation and size of Green Growth following completion of the Offer, (v) the future strategy and plans of Green Growth, including following the Offering, and (vi) the cannabis industry and regulatory environment. Certain material factors and assumptions were applied in providing this forward-looking information. All material assumptions used in making forward-looking statements are based on Green Growth’s knowledge of its business and the business of Aphria, and, in some cases, information supplied by third parties, including the public disclosure made by the Company. Certain material factors or assumptions include, but are not limited to, (i) the current business conditions and expectations of future business conditions and trends affecting Green Growth and Aphria, including the US and Canadian economy, the cannabis industry in Canada, the US and elsewhere, and capital markets, and (ii) that there have been no material changes in the business, affairs, capital, prospects or assets of the Company, except as publicly disclosed by the Company before the date hereof. All forward-looking statements in this press release are qualified by these cautionary statements. Green Growth believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Green Growth can give no assurance that the actual results or developments will be realized by certain specified dates or at all. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to vary materially from current expectations. In addition to risks noted elsewhere in this news release, material risks include, but are not limited to, (i) the risk that the Offer will not be commenced or that the conditions to the Offer will not be met, or met on a timely basis, or that the transaction will not be consummated for any other reason, (ii) changes in general economic conditions in Canada, the United States and elsewhere, (iii) changes in operating conditions (including changes in the regulatory environment) affecting the cannabis industry, (iv) fluctuations in currency and interest rates, availability materials and personnel, and (v) Green Growth’s ability to successfully integrate the operations of Green Growth and Aphria following completion of the Offer, including ability to retain key Aphria personnel and renegotiate certain contracts to obtain economies of scale or other synergies. Readers, therefore, should not place undue reliance on any such forward-looking information. Further, forward-looking information speaks only as of the date on which such statement is made. Green Growth undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by securities laws. These forward-looking statements are made as of the date of this press release. Cautionary Statement Respecting the Proposed Offer

GREEN GROWTH HAS NOT YET COMMENCED THE OFFER NOTED ABOVE. UPON COMMENCEMENT OF THE OFFER, GREEN GROWTH WILL DELIVER THE TAKE-OVER BID CIRCULAR TO HOLDERS OF THE SHARES IN ACCORDANCE WITH APPLICABLE CANADIAN SECURITIES LAWS AND WILL FILE A TAKE-OVER BID CIRCULAR WITH THE SECURITIES COMMISSIONS IN EACH OF THE PROVINCES AND TERRITORIES OF CANADA. THE TAKE-OVER BID CIRCULAR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ IN ITS ENTIRETY BY APHRIA’S SHAREHOLDERS. AFTER THE OFFER IS COMMENCED, APHRIA’S SHAREHOLDERS WILL BE ABLE TO OBTAIN, AT NO CHARGE, A COPY OF THE TAKE-OVER BID CIRCULAR AND VARIOUS ASSOCIATED DOCUMENTS UNDER APHRIA’S PROFILE ON THE SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) AT WWW.SEDAR.COM. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER TO BUY OR INVITATION TO SELL, OTHERWISE ACQUIRE, OR SUBSCRIBE FOR ANY SECURITY. THE OFFER WILL ONLY BE MADE PURSUANT TO A FORMAL OFFER AND TAKE-OVER BID CIRCULAR. THE OFFER WILL NOT BE MADE IN, NOR WILL DEPOSITS OF SECURITIES BE ACCEPTED FROM A PERSON IN, ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, GREEN GROWTH MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT DEEMS NECESSARY TO EXTEND THE OFFER IN ANY SUCH JURISDICTION.

United States:

Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Securities will not be offered, nor will deposits of securities be accepted from a person, in any State of the United States in which the offering of securities, or acceptance thereof, would not be in compliance with the laws of such jurisdiction.

Neither the SEC nor any securities commission of any State of the United States has (a) approved or disapproved of the Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense in the United States.